Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the Six Months ended June 30,
	2008	2007

Earnings
Pre-tax income from continuing operations	$645	$172
Minority interests in consolidated subsidiaries	16	—
Income from equity investees	(89)	(81)

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated subsidiaries
and income from equity investees	572	91

Fixed charges	482	556
Distributed income of equity investees	81	121
Capitalized interest	(22)	(25)

Total earnings available for fixed charges	$1,113	$743

Fixed charges
Interest and debt expense	$476	$549
Interest component of rent	6	7

Total fixed charges	$482	$556

Ratio of earnings to fixed charges	2.31	1.34

Fixed charges
Interest and debt expense	$476	$549
Interest component of rent	6	7
Preferred stock dividend of parent	30	27

Total fixed charges and preferred stock dividend	$512	$583

Ratio of earnings to combined fixed charges and preferred stock dividends	2.17	1.27

For purposes of computing these ratios, earnings means pre-tax income from continuing operations before:
•	minority interests in consolidated subsidiaries;

•	income from equity investees, adjusted to reflect actual distributions from equity investments; and

•	fixed charges;
less:
•	capitalized interest.
Fixed charges means the sum of the following:
•	interest costs, not including interest on tax liabilities which is included in income tax expense our income statement

•	amortization of debt costs

•	that portion of rental expense which we believe represents an interest factor; and

•	preferred stock dividends.